Proxy Results - MuniHoldings New Jersey Insured Fund, Inc.								11653700	0.000
Meeting Date: 12/15/2000
2nd Meeting Date: 01/20/2000
Record Date: 10/20/2000
As of: 9/28/2000

				Units Voted						Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed										Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	Votes Needed			For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Reorganization Proposal
Common Shares	3,500,249.000	7,000,496.000	3,500,249.000	3,679,682.000	81,071.000	165,526.000			Crook	52.56%	1.16%	2.36%	179,433.000	Brackenridge	93.72%	2.06%	4.22%
Preferred Shares	1,361.000	2,720.000	1,361.000	2,383.000	0.000	224.000			Crook	0.03%	0.00%	0.00%	1,022.000	Brackenridge	91.41%	0.00%	8.59%

Last Updated on 09/29/2000
By Vania Allen